April 3, 2008

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Rufus Decker, Accounting Branch Chief

Re:	Shiloh Industries, Inc.

Form 10-K for the fiscal year ended October 31, 2007

Form 10-Q for the fiscal quarter ended January 31, 2008

File Number 0-21964

Dear Mr. Decker:

Shiloh Industries, Inc. (the “Company”) is submitting this letter in response to the comment letter from the staff of the Securities and Exchange Commission (the “Commission”) dated March 26, 2008 (the “Comment Letter”) with respect to the Company’s Form 10-K for the fiscal year ended October 31, 2007 and Form 10-Q for the fiscal quarter ended January 31, 2008.

Below are the Company’s responses to each comment in the Comment Letter. For the convenience of the staff, we have repeated each of the staff’s comments before the response.

Form 10-K for the Fiscal Year Ended October 31, 2007

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 14

Critical Accounting Policies, page 15

Group Insurance and Workers’ Compensation Accruals, page 16

1.	You indicate that you are self insured for group insurance and workers’ compensation and you review these accruals on a monthly basis to adjust the balances as determined necessary. Given that you consider the accounting for these accruals to be a critical accounting policy, please disclose your excess loss limits associated with each risk you are self-insured for, including, but not limited to , group insurance and workers’ compensation. Please also disclose each risk for which you do not have excess loss limits. Please also quantify the dollar amount of your self-insurance accruals for each period presented. Please show us in your response what the revised disclosure will look like. These revisions should be included in your future filings, including your interim filings where appropriate.

Securities and Exchange Commission

April 3, 2008

The Company carries excess loss coverage for group insurance in the amount of $100,000-150,000 per covered person per year. For workers’ compensation the Company carries excess loss coverage for $250,000-500,000 per employee per accident. The Company’s excess loss insurance limits vary by year and by location, dependant upon the perceived risk at different times and in different locations. The Company does not self-insure for any other types of losses, and therefore does not carry any additional excess loss insurance. At October 31, 2007, 2006 and 2005 the amount accrued for group insurance and workers’ compensation claims was approximately $4,730,000, $5,018,000, and $4,700,000, respectively. Please see the Company’s revised disclosure of its accounting policy for group insurance and workers’ compensation accruals, below. The Company intends to include its proposed revised disclosure in its future annual reports on Form 10-K and quarterly reports on Form 10-Q, subject to changes related to updated facts and circumstances.

Group Insurance and Workers’ Compensation Accruals. The Company is self-insured for group insurance and workers’ compensation and reviews these accruals on a monthly basis to adjust the balances as determined necessary. The Company reviews claims data and lag analysis as the primary indicators of the accruals. Additionally, the Company reviews specific large insurance claims to determine whether there is a need for additional accrual on a case-by-case basis. Changes in the claim lag periods and the specific occurrences could materially impact the required accrual balance period-to-period. The Company carries excess insurance coverage for group insurance and workers’ compensation claims exceeding a range$100-150 and $250-500 per plan year, respectively, dependant upon the location where the claim is incurred. At October 31, 2007, 2006 and 2005 the amount accrued for group insurance and workers’ compensation claims was $4,730, $5,018, and $4,700, respectively. The Company does not self-insure for any other types of losses.

In connection with the Company’s responses to the staff’s comments, the undersigned, on behalf of the Company, hereby acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Securities and Exchange Commission

April 3, 2008

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these matters, please do not hesitate to contact the undersigned or Thomas J. Stecz, Corporate Controller at (330) 558-2600.

Sincerely,

Shiloh Industries, Inc.

/s/ Theodore K. Zampetis
Theodore K. Zampetis
Chief Executive Officer